UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE §240.13d-2(a)

(Amendment No. 4)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Jack D. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530
(516) 746-5718
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 496719105

1.	Name of Reporting Person Jack D. Seibald
2.	Check the appropriate box if a member of a group* (a) [x] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 153,559
	8.	Shared Voting Power 162,860
	9.	Sole Dispositive Power 153,559
	10.	Shared Dispositive Power 162,860
11.	Aggregate Amount Beneficially Owned by Reporting Person 316,419
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person IN

(Page 2 of 7 Pages)

CUSIP No. 496719105

1.	Name of Reporting Person Stephanie Seibald
2.	Check the appropriate box if a member of a group* (a) [x] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 85,461
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 162,860
11.	Aggregate Amount Beneficially Owned by Reporting Person 162,860
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

(Page 3 of 7 Pages)

ITEM 1. SECURITY AND ISSUER.
This statement amends and supplements the Schedule 13D filed on February 2, 2005, as previously amended by Amendment No. 1, dated May 12, 2009, Amendment No. 2, dated June 30, 2010, and Amendment No. 3, dated August 25, 2013, relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Kingstone Companies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15 Joys Lane, Kingston, New York 12401.

ITEM 2. IDENTITY AND BACKGROUND.
(a) Names of Reporting Persons:
 Jack D. Seibald ("J. Seibald")
 Stephanie Seibald ("S. Seibald")

(b) Residence or business address:
 J. Seibald
 1010 Franklin Avenue
 Suite 303
 Garden City, New York 11530

 S. Seibald
 c/o J. Seibald
 1010 Franklin Avenue
 Suite 303
 Garden City, New York 11530

(c) J. Seibald:  J. Seibald is the Managing Director – Global Co-Head of Prime Brokerage Services of Cowen Prime Services, LLC.  J. Seibald co-founded Concept Capital Markets, LLC ("Concept Capital") and, until its acquisition by Cowen Group, Inc., served as a Managing Member of the firm. During his tenure with Concept Capital, J. Seibald was involved in the management of all aspects of the firm's operations, with a particular emphasis on business and client development and legal matters. J. Seibald also served as a member of the Board of Managers of Concept Capital Holdings, LLC, the former parent of Concept Capital, Concept Capital Administration, LLC, which provided administrative services to Concept Capital and its affiliates, and ConceptONE, LLC, which provides risk and performance analytic solutions, middle and back office support services, and regulatory reporting services to investment managers.  J. Seibald is also a director and a member of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors of the Company.

 S. Seibald:  S. Seibald is a homemaker.

(d) None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(Page 4 of 7 Pages)

(f) J. Seibald and S. Seibald are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
N/A
ITEM 4. PURPOSE OF TRANSACTION.
On January 25, 2017, the Reporting Persons entered into an underwriting agreement (the "Underwriting Agreement") with the Company, the other selling stockholders named therein (together with the Reporting Persons, the "Selling Stockholders") and Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), as representative of the several underwriters named therein (the "Underwriters").  Pursuant to the Underwriting Agreement, the Reporting Persons, a retirement trust established for the benefit of J. Seibald (the "Seibald Retirement Trust") and SDS Partners I, Ltd., a limited partnership organized under the laws of the State of Florida ("SDS") (see Item 5),  sold to the Underwriters 27,539, 42,255 and 22,601 shares of Common Stock, respectively, at a price of $12.00 per share, less underwriting discounts and commissions of $0.69 per share.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and which is incorporated herein by reference.

Concurrently with the execution of the Underwriting Agreement, J. Seibald delivered to the Underwriters a lock-up agreement (the "Lock-Up Agreement") pursuant to which he agreed, subject to certain exceptions, that, for a period of 90 days commencing January 25, 2017, he will not (i) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or warrants or other rights to purchase Common Stock or any other securities of the Company that are substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by him (including holding as a custodian) or with respect to which the he has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission or (ii) publicly announce an intention to do any of the foregoing.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) As of the date hereof, J. Seibald may be deemed the beneficial owner of 316,419 shares of Common Stock, or approximately 3.0% of the outstanding Common Stock. Such number includes (i) 85,461 shares of Common Stock jointly owned with S. Seibald, (ii) 20,990 shares of Common Stock directly owned by J. Seibald, (iii) 132,569 shares of Common Stock owned by the Seibald Retirement Trust, and (iv) 77,399 shares of Common Stock owned by SDS (both J. Seibald and S. Seibald are limited partners of SDS).  J. Seibald may be deemed to beneficially own the shares of Common Stock owned by SDS based upon his status as a general partner of SDS.
(Page 5 of 7 Pages)

(b) As of the date hereof, S. Seibald may be deemed the beneficial owner of 162,860 shares of Common Stock, or approximately 1.6% of the outstanding Common Stock. Such number includes (i) 85,461 shares of Common Stock jointly owned with J. Seibald, and (ii) 77,399 shares of Common Stock owned by SDS. S. Seibald may be deemed to beneficially own the shares of Common Stock owned by SDS based upon her voting rights as a limited partner of SDS.
(c) The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owners of any shares of Common Stock that he or she does not directly own.
(d) J. Seibald has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 153,559 shares of Common Stock. J. Seibald may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 162,860 shares of Common Stock.
(e) S. Seibald does not have the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition, of any shares of Common Stock.  S. Seibald may be deemed to have the shared power to vote or direct the vote of 85,461 shares of Common Stock and the shared power to dispose or to direct the disposition of 162,860 shares of Common Stock.
(f) During the past 60 days, except as reported in Item 4 hereof, neither of the Reporting Persons has effected any transactions in the Common Stock of the Company.
(g) Effective January 31, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.
ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.
The information provided in Item 4 is hereby incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
(1) Underwriting Agreement, dated as of January 25, 2017, by and among the Company, the Selling Stockholders and Sandler O'Neill, as representative of the Underwriters.1

(2) Lock-Up Agreement, dated as of January 23, 2017, executed by J. Seibald.

1 Incorporated by reference to Current Report on Form 8-K filed by the Company on January 27, 2017.

(Page 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017	/s/ Jack D. Seibald
Jack D. Seibald

/s/Stephanie Seibald
Stephanie Seibald

(Page 7 of 7 Pages)

Exhibit

Kingstone Companies, Inc.
Public Offering of Common Stock

January 23, 2017

Sandler O'Neill & Partners, L.P.,
as Representative of the several Underwriters
named on Schedule A to the
Underwriting Agreement
(as each term is defined below),
c/o Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor,
New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that you (the "Representative") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Kingstone Companies, Inc., a Delaware corporation (the "Company"), acting as representative on behalf of the several underwriters named on Schedule A to the Underwriting Agreement (the "Underwriters"), providing for a public offering (the "Offering") of the Company's common stock, $0.01 par value (the "Common Stock"), pursuant to a Registration Statement on Form S-3 (Registration No. 333-215426), as amended, filed with the Securities and Exchange Commission.

In consideration of the agreement by the Underwriters to participate in the Offering, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that (other than as set forth below), during the period beginning from and including the date of the prospectus relating to the Offering (the "Prospectus") and continuing through and including the date 90 days after such date, the undersigned will not, without the prior written consent of the Representative, (i) sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or warrants or other rights to purchase Common Stock or any other securities of the Company that are substantially similar to the Common Stock, whether now owned or hereafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has or may be deemed to have beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission (collectively, the "Undersigned's Shares") or (ii) publicly announce an intention to do any of the foregoing.

The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of the Undersigned's Shares, whether any such transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, even if such shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase,

722909131.3 16531051

sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned's Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned's Shares.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned's Shares (i) as a *bona fide* gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any entity that is controlled by or under common control with the undersigned, so long as such entity agrees to be bound in writing by the restrictions set forth herein, or (iv) with the prior written consent of the Representative. For purposes of this Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. The undersigned now has and, except as contemplated by clause (i), (ii), (iii) or (iv) above, for the duration of this Agreement will have, good and marketable title to the Undersigned's Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company against the transfer of the Undersigned's Shares, except in compliance with the foregoing restrictions. In furtherance of the foregoing, the Company is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Agreement during the period from and including the first day of the 90-day restricted period referred to above through and including the last day of such 90 day restricted period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the 90-day restricted period has expired.

The undersigned understands that the Company and the Underwriters are relying upon this Agreement in proceeding toward consummation of the Offering. The undersigned represents and warrants that the undersigned has full power and authority to enter into this Agreement. The undersigned further understands that this Agreement is irrevocable and agrees that the provisions of this Agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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722909131.3 16531051

Yours very truly,

____
Signature

Jack Seibald
Name

1336 Boxwood Drive West

Hewlett, NY 11557
Address

3

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